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SEC
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JUN 03 2019
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39592

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2018 AND ENDING 03/31/2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enclave Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue Suite 2607
(No. and Street)

New York	NY	10152
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Vittor 561-901-0050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP
(Name – *if individual, state last, first, middle name*)

290 Broad Hollow Road	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RM 3

OATH OR AFFIRMATION

I, Robert Mazzeo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enclave Capital, LLC, as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chied Executive Officer

Title

Notary Public

DANIELLE DUTILY
Notary Public - State of Florida
Commission # GG 017872
My Comm. Expires Oct 1, 2020
Bonded through National Notary Assn.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Enclave Capital, LLC

Financial Statements
and Supplementary Information
Together with Auditor's Report

As of and for the Fiscal Year Ended March 31, 2019

ENCLAVE CAPITAL, LLC

Contents

As of and for the Fiscal Year Ended March 31, 2019

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's of
Enclave Capital, LLC.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Enclave Capital LLC (the "Company") as of March 31, 2019, the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion the financial statements present fairly, in all material respects, the financial position of Enclave Capital, LLC as of March 31, 2019, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Enclave Capital, LLC's management. Our responsibility is to express an opinion on Enclave Capital, LLC.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Enclave Capital, LLC. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Enclave Capital, LLC's financial statements. The supplementary information is the responsibility of Enclave Capital, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Enclave Capital, LLC's auditor since 2017.

Melville, New York
May 29, 2019

Nawrocki Smith LLP

Statement of Financial Condition
As of March 31, 2019

ASSETS		
Cash	$	276,674
Accounts Receivable		11,279
Fixed Assets, net of accumulated depreciation of $50,033		24,674
Prepaid Expenses		6,150
TOTAL ASSETS	$	318,777
LIABILITIES		
Accounts Payable and Accrued Expenses	$	3,715
Deferred Income		13,889
TOTAL LIABILITIES	$	17,604
MEMBER'S EQUITY		301,173
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	318,777

Statement of Operations
For the Fiscal Year Ended March 31, 2019

REVENUE	
Commissions	$ 61,228
Facility fees	236,835
Investment banking fees	243,671
Fixed income fees	30,000
Research income	6,000
Other Income	30,000
Total Revenue	607,734
OPERATING EXPENSES	
Salaries, commissions, and related costs	435,739
Regulatory fees	14,178
Rent expense	330,125
Professional fees	257,887
Insurance expense	89,975
Meals, entertainment, and travel	11,061
Data services and technology	50,400
Depreciation expense	2,407
Office and other	72,876
Total Expenses	1,264,648
NET LOSS	$ (656,914)

Statement of Changes in Members equity
For the Fiscal Year Ended March 31, 2019

MEMBER'S EQUITY, April 1, 2018	$	398,087
Capital Contributions		560,000
Capital Distributions		-
Net loss		(656,914)
MEMBER'S EQUITY, March 31, 2019	**$**	**301,173**

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements

Statement of Changes in Liabilities Subordinated
To the Claims of General Creditors
For the Fiscal Year Ended March 31, 2019

Balance - April 1, 2018	$	-
Subordinated liabilities redeemed	$	-
Balance - March 31, 2019	**$**	**-**

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements

Statement of Cash Flows
For the Fiscal Year Ended March 31, 2019

OPERATING ACTIVITIES:	
Net Loss	$ (656,914)
Adjustments to reconcile net income to cash used by operating activities:	
Depreciation and amortization expense	2,407
Changes in operating assets and liabilities	
Decrease in accounts receivable	(3,025)
Decrease in Security deposit	77,409
Decrease in prepaid expenses	(174)
Decrease in accounts payable and accrued expenses	(45,036)
Decrease in deferred income	2,103
Net cash used by operating activities	$ (623,230)
INVESTING ACTIVITIES:	
Capital contributions	560,000
Net cash provided by investing activities	560,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(63,230)
CASH AT BEGINNING OF YEAR	339,904
CASH AT END OF YEAR	$ 276,674

Notes to Financial Statements
For the Fiscal Year Ended March 31, 2019

1. Organization and nature of business

Enclave Capital, LLC, (the "Company") is a Delaware limited liability company formed May 26, 2005. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company conducts investment banking through an advisory and private placement practice. The firm provides wholesale equity execution for the domestic U.S. markets and brokerage service to institutional investors in several developed, emerging and frontier markets through SEC Rule 15a-6.

Since the Company is a limited liability company, the Members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b) Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related income and expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

Investment banking revenues include fees, net of expenses, arising from securities offerings in which the Company participates. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking revenue is booked when the deal is completed and the income is reasonably determinable.

Facility fees include monthly fixed fees earned by the Company for the compliance supervision of foreign individuals who require oversight while conducting securities transactions in the United States of America. The Company performs supervisory review of such activities to ensure they are performed within the confines of the appropriate regulatory rules and regulation

c) Income Taxes
The Company is not subject to federal or state income taxes. The members report their distributive share of realized income or loss on their own tax returns. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. FASB provides guidance on how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are 'more-likely-than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Notes to Financial Statements
For the Fiscal Year Ended March 31, 2019

2. Summary of Significant Accounting Policies (continued)

For the year ended March 31, 2019 management has determined that there are no material uncertain income tax positions.

d) Fixed Assets
Equipment and furniture are recorded at cost. Fixed assets with a cost basis in excess of $5,000 are capitalized when purchased. Depreciation is computed on a straight-line basis over the estimated useful life of the assets, generally five to seven years. Improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

e) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

FASB Accounting Standards Codification ("ASC") 820 Fair Value Measurement and Disclosures (formerly FASB Statement 157, Fair Value Measurements) bears no material effect on the financial statements as presented.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires maintaining a minimum net capital and requires the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain the greater of its minimum net capital of $250,000 or 6.67% of its aggregate indebtedness. At March 31, 2019, the Company had net capital of $259,069, which was $9,069 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 6.80%. The Company was in violation of the 120% early warning threshold, and notification was made to the SEC and FINRA accordingly.

4. Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight line method over the estimated useful lives of the assets.

Fixed assets consist of the following:

Leasehold improvements	$ 36,110
Computer equipment	23,700
Furniture	14,897
	74,707
Less: Accumulated Depreciation:	(50,033)
Net Fixed Assets	$ 24,674

Depreciation expense for the year ended March 31, 2019 was $2,407.

Notes to Financial Statements
For the Fiscal Year Ended March 31, 2019

5. Significant Group Concentration of Risk

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy to continually monitor its exposure to the market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

In the ordinary course of business, the Company makes payments to vendors on behalf of its Facility Fee clients. These amounts are generally repaid within several days of advancement. As of March 31, 2019, the Company was fully paid in such advances.

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At March 31, 2019, the amount in excess of insured limits was $24,576.

6. Commitments and Contingencies

The Company subleases office space, which expires on October 31, 2019. The following is a schedule of future minimum lease payments required under the lease:

2019	$ 63,000
Total	$ 63,000

Rent expense for the year ended March 31, 2019 was $330,125.

The Company had no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at March 31, 2019 or during the year then ended.

7. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at March 31, 2019 or during the year then ended.

Notes to Financial Statements
For the Fiscal Year Ended March 31, 2019

8. Recently Adopted Accounting Pronouncements

On April 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope.

Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer. The adoption of ASC 606 did not result in any changes to beginning Member's Equity for the year ended March 31, 2019 or net income for the preceding year end.

In February 2016, the FASB issued ASU 2016-02 Leases – (Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. Early application is permitted. The Company has not evaluated the impact this new standard will have on its financial position and results of operations.

9. Subsequent Events

The Company has evaluated events and transactions that occurred between March 31, 2019 and May 29, 2019, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

ENCLAVE CAPITAL, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of and for the Fiscal Year Ended March 31, 2019

SCHEDULE 1

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	301,173
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		(42,104)
NET CAPITAL	$	259,069
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	3,715
Deferred Income		13,889
TOTAL AGGREGATE INDEBTEDNESS	$	17,604
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital required	$	250,000
Excess Net Capital		$9,069
Net Capital less greater of 10% of Aggregate Indebtness or 120% of the minimum dollar amount required	$	(40,931)
Percentage of Aggregate Indebtness to Net Capital		6.80%

There are no material differences between the preceding Computation and the Company's corresponding unaudited Part 11 of Form X-17A as of March 31, 2019

enclave capital LLC

Exemption Report

May 29, 2019

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Enclave Capital LLC (the "Company") is a registered broker-dealer subject to SEC Rule 17a-5. This Exemption Report was prepared as required by paragraphs (d)(1) and (4) of Rule 17a-5. The Company states the following to the best of its knowledge and belief:

(1) The Company is claiming an exemption from SEC Rule 15c3-3 for the year ended March 31, 2019 pursuant to paragraph (k)(2) of Rule 15c3-3.

(2) The Company met the identified exemption provisions in paragraph (k) of Rule 15c3-3 throughout its fiscal year ended March 31, 2019 without exception.

Enclave Capital LLC

By: [signature]

Robert L. Mazzeo
Chief Executive Officer

Enclave Capital LLC
Member FINRA
375 Park Avenue, Suite 2607, New York, NY 10152
Tel: 646.454.8600

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's of
Enclave Capital, LLC.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Enclave Capital, LLC. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
May 29, 2019

Nawrocki Smith LLP